Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD.
PRESENTS RESULTS FOR THE THIRD QUARTER OF 2010

Revenues reach $37 million, growing 16% YoY;

AZOUR, Israel – November 22, 2010 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the third quarter ended September 30, 2010.

Highlights of the Quarter
●	A 45,000 year-over-year increase in net subscribers to a record of 594,000 as of September 30, 2010;
●	Gross margin at 49% and operating margin at 20.5%;
●	EBITDA of $11.6 million or 31.3% of revenues;
●	Generated $9.7 million in operating cash flow; ended the quarter with $54.0 million in net cash (including marketable securities and deposits for short and long term);

Third Quarter 2010 Results
Revenues for the third quarter of 2010 reached US$37.1 million, representing 16% growth over revenues of US$32.0 million in the third quarter of 2009. 74% of revenues were from location based service subscription fees and 26% from product revenues.

Revenues from subscription fees grew by 15% over the same period last year. The increase in subscription fees was mainly due to the increase in the subscriber base, which grew to 594,000 as of September 30, 2010, as compared with 549,000 at the end of September 30, 2009. Product revenues grew 20% compared with the same period last year. This increase was driven primarily by increased of sales in Israel.

Gross profit for the third quarter of 2010 was US$ 18.2 million (49.0% of revenues) compared with US$15.6 million (48.7% of revenues) in the third quarter of last year.

Operating profit for the third quarter of 2010 was US$7.6 million (20.5% of revenues) compared with an operating profit of US$6.5 million (20.2% of revenues) in the third quarter of 2009.

Financial income for the third quarter of 2010 was US$0.4 million compared with a financial expense of US$0.7 million in the third quarter of 2009.

EBITDA for the quarter was $11.6 million (31.3% of revenues) compared to an EBITDA of $9.7 million (30.2% of revenues) in the third quarter of last year.

Net profit was US$5.7 million in the third quarter of 2010 (15.4% of revenues), compared with a net profit of US$4.6 million (14.4% of revenues), as reported in the third quarter of 2009. Fully diluted EPS in the third quarter of 2010 was US$0.27, compared with fully diluted EPS of US$0.22 in the third quarter of 2009.

Cash flow from operations during the quarter was $9.7 million.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

As of September 30, 2010, the Company had net cash, including marketable securities and deposits for short and long term, of US$54.0 million or $2.57 per share. This is compared with US$50.0 million or $2.38 per share as at June 30, 2010, and US$78.1 million as of December 31, 2009.

Eyal Sheratzky, Co-CEO of Ituran said, “The third quarter was another solid quarter in which we continued to grow our revenues and we generated a strong level of cash. Brazil continues its growth and we have a leading position in this market which should support our growth for a number of years ahead. In Israel, solid improvements in the economy has led to increased car sales, and our business there has regained its growth trajectory. Overall, we remain very pleased with the performance of our business and look forward to continued growth and increased profitability over the coming quarters.”

Conference Call Information

The Company will also be hosting a conference call later today, November 22, 2010 at 10am ET. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0610
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0610

At: 10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran's website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 594,000 subscribers distributed globally. Established in 1995, Ituran has over 1,400 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	International Investor Relations Ehud Helft & Kenny Green ituran@ccgisrael.com CCG Investor Relations (US) +1 646 201 9246

* Financial Tables to Follow **

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of September 30, 2010

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of September 30, 2010

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2010	2009

Current assets
Cash and cash equivalents	40,214	60,813
Deposit in escrow	5,236	5,227
Investments in trading marketable securities	1,453	4,213
Accounts receivable (net of allowance for doubtful accounts)	31,929	24,906
Other current assets	7,558	6,136
Inventories	10,934	11,096
	97,324	112,391

Long-term investments and other assets
Deposit in escrow	7,854	7,840
Investments in affiliated company	216	205
Investments in other companies	83	80
Other assets	2,126	1,742
Loan to former employee	558	558
Deferred income taxes	5,024	5,653
Funds in respect of employee rights upon retirement	4,253	3,606
	20,114	19,684

Property and equipment, net	43,287	39,090

Intangible assets, net	4,405	5,064

Goodwill	11,374	9,639

Total assets	176,504	185,868

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2010	2009

Current liabilities
Credit from banking institutions	750	6
Accounts payable	14,764	13,459
Deferred revenues	4,883	5,486
Other current liabilities	16,664	17,443
	37,061	36,394

Long-term liabilities
Long term loans	141	-
Liability for employee rights upon retirement	6,279	5,457
Provision for contingencies	4,799	3,071
Deferred income taxes	1,062	1,209
	12,281	9,737

Capital Notes	5,894	5,894

Shareholders’ equity	117,289	130,126
Non –controlling interest	3,979	3,717
Total equity	121,268	133,843

Total liabilities and shareholders’ equity	176,504	185,868

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF INCOME

	US dollars		US dollars
(in thousands except per share data)	Nine month period ended September 30,		Three month period ended September 30,
	2010	2009	2010	2009

Revenues:
Location-based services	79,321	65,513	27,455	23,985
Wireless communications products	27,759	22,194	9,621	8,046
	107,080	87,707	37,076	32,031

Cost of revenues:
Location-based services	29,948	23,768	10,551	8,610
Wireless communications products	24,473	20,517	8,370	7,832
	54,421	44,285	18,921	16,442

Gross profit	52,659	43,422	18,155	15,589
Research and development expenses	333	275	111	95
Selling and marketing expenses	6,501	5,479	2,206	1,942
General and administrative expenses	23,628	19,540	8,246	6,867
Other expenses, net	3	671	-	227
Operating income	22,194	17,457	7,592	6,458
Other expenses	(81)	-	-	-
Financing income (expenses) , net	459	944	388	(666)
Income before taxes on income	22,572	18,401	7,980	5,792
Taxes on income	(6,544)	(5,335)	(2,103)	(1,029)
	16,028	13,066	5,877	4,763
Share in gains (losses) of affiliated companies, net	(2)	16	-	1
Net income for the period	16,026	13,082	5,877	4,764
Less: Net income attributable to non-controlling interest	(784)	(421)	(184)	(136)
Net income for the period attributable to company shareholders	15,242	12,661	5,693	4,628

Earnings per share: attributable to company shareholders
Basic	0.73	0.60	0.27	0.22

Diluted	0.73	0.60	0.27	0.22

Weighted average number of shares outstanding (in thousands):
Basic	20,968	20,968	20,968	20,968

Diluted	20,977	20,977	20,977	20,977

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	US dollars		US dollars
(in thousands)	Nine months period ended September 30 ,		Three months period ended September 30 ,
	2010	2009	2010	2009
Cash flows from operating activities
Net income for the period	16,026	13,082	5,877	4,764
Adjustments to reconcile net income to net cash from operating activities:
Depreciation , amortization and impairment of goodwill	11,513	8,759	3,998	3,214
Exchange differences on principal of deposit and loan, net	381	68	745	516
Exchange differences on principal of marketable securities	-	(1,090)	-	(182)
Gain in respect of trading marketable securities	-	(306)	-	(306)
Increase in liability for employee rights upon retirement	658	484	216	187
Share in losses (gains) of affiliated companies, net	2	(16)	-	(1)
Deferred income taxes	599	358	357	914
Capital loses (gains) on sale of property and equipment, net	21	(10)	-	-
Decrease (increase) in accounts receivable	(4,939)	1,705	(2,246)	(227)
Increase in other current assets	(1,383)	(1,848)	(416)	(1,367)
Decrease in inventories	495	355	125	2,690
Increase (decrease) in accounts payable	901	430	428	(1,315)
Increase (decrease) in deferred revenues	(768)	1,051	(302)	635
Increase in other current liabilities and provision for contingencies	332	2,242	935	2,972
Net cash provided by operating activities	23,838	25,264	9,717	12,494
Cash flows from investing activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(539)	(589)	(193)	(237)
Capital expenditures	(14,609)	(10,933)	(5,305)	(5,181)
Deposit	(45)	(363)	(13)	(102)
Proceeds from sale of property and equipment	704	58	225	21
Investment in trading marketable securities	(1,326)	(34,649)	-	(4,159)
Sale of marketable securities	4,214	64,242	-	18,642
Acquisition of non controlling interest	(2,223)	-	(2,223)	-
Net cash used in investment activities	(13,824)	17,766	(7,509)	8,984
Cash flows from financing activities
Short-term credit from banking institutions, net	716	(128)	534	(170)
Receipt of Long term loans from banking institutions	165		-
Repayment of long terms loans	(6)	-	(6)	-
Dividend paid	(31,621)	(3,566)	-	-
Dividend paid to Non controlling interest	-	(169)	-	-
Net cash used in financing activities	(30,746)	(3,863)	528	(170)
Effect of exchange rate changes on cash and cash equivalents	133	1,579	1,705	1,953

Net increase (decrease) in cash and cash equivalents	(20,599)	40,746	4,441	23,261
Balance of cash and cash equivalents at beginning of period	60,813	12,511	35,773	29,996
Balance of cash and cash equivalents at end of period	40,214	53,257	40,214	53,257